My Size, Inc.

3 Arava St., pob 1026

Airport City, Israel 7010000

April 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	My Size, Inc.
Registration Statement on Form S-3
File No. 333-216414

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), My Size, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern Standard Time, on Tuesday, April 25, 2017, or as soon thereafter as possible. We hereby withdraw our previous request, dated April 4, 2017, which had requested effectiveness for 4 p.m., Eastern Standard Time, on Wednesday April 5, 2017.

Please notify Andrea Cataneo of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8700 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MY SIZE, INC.

By:	/s/ Or Kles
Name:	Or Kles
Title:	Chief Financial Officer